Exhibit (a)(5)(A)

Pixelworks Announces Put Option Notification for 1.75% Convertible Subordinated Debentures Due 2024

San Jose, Calif., April 13, 2011 — Pixelworks, Inc. (NASDAQ:PXLW), an innovative provider of powerful video and pixel processing technology, announced today that it is notifying holders of the $15,779,000 outstanding principal amount of its 1.75% Convertible Subordinated Debentures Due 2024 (the “Notes”) that pursuant to the terms of the Notes, they have an option to require the Company to purchase, on May 16, 2011, all or a portion of such holders’ Notes (the “Put Option”) at a price equal to $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest to, but not including, May 16, 2011. The Company will pay for any Notes validly tendered for payment with available cash.

As required by Securities and Exchange Commission rules, the Company will file a Tender Offer Statement on Schedule TO later today. In addition, the Company’s notice to holders (a copy of which will be attached as an exhibit to the Schedule TO) specifying the terms, conditions and procedures for exercising the Put Option will be available through The Depository Trust Company and the paying agent, Wells Fargo Bank, National Association. None of the Company, its board of directors, or its employees has made or is making any representation or recommendation to any holder as to whether to exercise or refrain from exercising the Put Option.

Noteholders’ opportunity to exercise the Put Option will commence on April 13, 2011, and will terminate at 5:00 p.m. New York City time, on May 11, 2011. Holders may withdraw any previously delivered purchase notice pursuant to the terms of the Put Option at any time prior to 5:00 p.m. New York City time, on May 11, 2011.

The address of Wells Fargo Bank, National Association is 707 Wilshire Blvd, 17th Floor, MAC: E2818-176, Los Angeles, CA, 90017, Attention: Maddy Hall, Phone: (213) 614-2588, Fax: (213) 614-3355, Email: madeliena.j.hall@wellsfargo.com

This press release is for informational purposes only and is not an offer to purchase, or the solicitation of an offer to purchase, the Notes.

About Pixelworks, Inc.

Pixelworks, headquartered in San Jose, California, is an innovative designer, developer and marketer of video and pixel processing technology, semiconductors and software for high-end digital video applications. At design centers in Shanghai and San Jose, Pixelworks engineers push pixel performance to new levels for leading manufacturers of consumer electronics and professional displays worldwide.

For more information, please visit the Company’s Web site at www.pixelworks.com.

Contact Information:	Steven Moore
Pixelworks, Inc.
408-200-9221
smoore@pixelworks.com

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Note: Pixelworks and the Pixelworks logo are registered trademarks of Pixelworks, Inc. All other trademarks are the property of their respective owners.